Exhibit 99.1

Internet Gold Reports its Financial Results for
the Third Quarter of 2017

- Bezeq's Results for the Third Quarter of 2017 Are In Line with its 2017 Annual Guidance -

- Net Profit of NIS 18 Million Attributable to Shareholders of Internet Gold for the Third Quarter of 2017

Ramat Gan, Israel - November 30, 2017 - Internet Gold - Golden Lines Ltd. (“the Company”) (NASDAQ Global Select Market and TASE: IGLD) today reported its financial results for the third quarter of 2017. Internet Gold holds the controlling interest in B Communications Ltd. (TASE and NASDAQ: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corporation Ltd. (TASE: BEZQ).

"During October 2017, we succeeded in extending the average duration of our outstanding debt by entering into various debenture exchange transactions and reduced the total payment due during 2018 to only NIS 144 million ($41 million). We are very pleased with the results of both B Communications and Bezeq and feel very comfortable with our debt and equity positions," said Doron Turgeman, CEO of Internet Gold.

Private placement of Series D Debentures: During October 2017, the Company conducted two private placements of approximately NIS 227 million par value of its Series D Debentures to certain institutional, "qualified" and private investors in Israel in exchange for approximately NIS 205 million par value of its outstanding Series C Debentures. Upon completion of the exchange offer, an aggregate principal amount of NIS 40.5 million par value of Series C Debentures and NIS 757.3 million par value of Series D Debentures remain outstanding.

Debt and Liquidity Balances

As of September 30, 2017, Internet Gold’s unconsolidated liquidity balances comprised of cash and cash equivalents and short-term investments totaled NIS 197 million ($56 million), its unconsolidated total debt was NIS 798 million ($226 million) and its unconsolidated net debt was NIS 601 million ($170 million).

(In millions)	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Series C debentures	257	73	384	389
Series D debentures	541	153	546	551
CPI forward	-	-	6	6
Total debt	798	226	936	946

Cash and cash equivalents	20	6	64	48
Short-term investments	177	50	313	334
Total liquidity	197	56	377	382

Net debt	601	170	559	564

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Internet_ Gold’s Third Quarter Consolidated Financial Results

Internet Gold's consolidated revenues for the third quarter of 2017 totaled NIS 2.42 billion ($683 million), a 3.8% decrease compared to the NIS 2.51 billion reported in the third quarter of 2016. For both the current and the prior-year periods, Internet Gold’s consolidated revenues consisted entirely of Bezeq’s revenues.

Internet Gold's consolidated operating profit for the third quarter of 2017 totaled NIS 419 million ($118 million), a 14.0% decrease compared with NIS 487 million reported in the third quarter of 2016.

Internet Gold's consolidated net profit for the third quarter of 2017 totaled NIS 201 million ($57 million) compared with a net loss of NIS 41 million reported in the third quarter of 2016. The loss in the third quarter of 2016 was due to one-time refinancing expenses recorded by B Communications related to the early redemption of its 7⅜% Senior Secured Notes (“Notes”).

Internet Gold's net profit attributable to shareholders for the third quarter of 2017 totaled NIS 18 million ($5 million) compared with a net loss of NIS 180 million for the third quarter of 2016.

Internet Gold's Third Quarter Unconsolidated Financial Results

In millions	Three months ended September 30,			Year ended December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Financial expenses, net	(6)	(2)	(13)	(44)
Operating expenses	(1)	-	(1)	(5)
Interest in BCOM's net profit (loss)	25	7	(166)	(153)
Net profit (loss)	18	5	(180)	(202)

As of September 30, 2017, Internet Gold held approximately 65% of B Communications’ outstanding shares. Accordingly, Internet Gold's interest in B Communications’ net profit for the third quarter of 2017 totaled NIS 25 million ($7 million) compared with a net loss of NIS 166 million in the third quarter of 2016. The loss in the third quarter of 2016 was due to one-time refinancing expenses recorded by B Communications related to the early redemption of the Notes.

Internet Gold’s unconsolidated net financial expenses in the third quarter of 2017 totaled NIS 6 million ($2 million) compared with NIS 13 million in the third quarter of 2016. These expenses consist of NIS 10 million ($3 million) of interest and CPI linkage expenses related to its publicly-traded debentures. These expenses were partially offset by financial income of NIS 4 million ($1 million) generated by short term investments.

Internet Gold's unconsolidated net profit for the third quarter of 2017 totaled NIS 18 million ($5 million) compared with a net loss of NIS 180 million for the third quarter of 2016.

The Bezeq Group Results (Consolidated)

To provide further insight into its results, the Company is providing the following summary of the consolidated financial report of the Bezeq Group for the third quarter ended September 30, 2017. For a full discussion of Bezeq’s results for the third quarter ended September 30, 2017, please refer to its website: http://ir.bezeq.co.il.

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Bezeq Group (consolidated)	Q3-2017	Q3-2016	% change
	(NIS millions)

Revenues	2,415	2,510	(3.8%)
Operating profit	544	599	(9.2%)
Operating margin	22.5%	23.9%
Net profit	322	394	(18.3%)
EBITDA	980	1,041	(5.9%)
EBITDA margin	40.6%	41.5%
Diluted EPS (NIS)	0.12	0.14	(14.3%)
Cash flow from operating activities	982	902	8.9%
Payments for investments	353	349	1.1%
Free cash flow [1]	677	577	17.3%
Total debt	11,533	11,246	2.6%
Net debt	8,968	9,400	(4.6%)
EBITDA (trailing twelve months)	3,911	4,067	(3.8%)
Net debt/EBITDA (end of period) [2]	2.29	2.31

1 Free cash flow is defined as cash flow from operating activities less net payments for investments.

2 EBITDA in this calculation refers to the trailing twelve months.

Revenues of the Bezeq Group in the third quarter of 2017 were NIS 2.42 billion ($683 million) compared to NIS 2.51 billion in the corresponding quarter of 2016, a decrease of 3.8%. The decrease was due to lower revenues in all group segments.

Salary expenses of the Bezeq Group in the third quarter of 2017 were NIS 502 million ($142 million) compared to NIS 501 million in the corresponding quarter of 2016.

Operating expenses of the Bezeq Group in the third quarter of 2017 were NIS 956 million ($271 million) compared to NIS 994 million in the corresponding quarter of 2016, a decrease of 3.8%. The decrease in operating expenses was due to a reduction in the operating expenses of the various Group subsidiaries, which was influenced by the early adoption of accounting standard IFRS 15.

Other operating income, net of the Bezeq Group in the third quarter of 2017 amounted to NIS 23 million ($7 million) compared to NIS 26 million in the corresponding quarter of 2016. The decrease in other operating income was due to a NIS 11 million ($3 million) fine imposed by the Ministry of Communications as well as an increase in the provision for legal claims, partially offset by an increase in capital gains from the sale of real estate by Bezeq Fixed-Line.

Depreciation and amortization expenses of the Bezeq Group in the third quarter of 2017 were NIS 436 million ($124 million) compared to NIS 442 million in the corresponding quarter of 2016, a decrease of 1.4%. The decrease in depreciation expenses was due to a reduction in the amortization expenses related to the purchase price allocation recorded in connection with the increase in its ownership interest in Yes, partially offset by an increase in depreciation expenses in the cellular segment due to the early adoption of accounting standard IFRS 15.

Operating profit of the Bezeq Group in the third quarter of 2017 was NIS 544 million ($154 million) compared to NIS 599 million in the corresponding quarter of 2016, a decrease of 9.2%.

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Financing expenses, net of the Bezeq Group in the third quarter of 2017 amounted to NIS 94 million ($27 million) compared to NIS 104 million in the corresponding quarter of 2016, a decrease of 9.6%. The decrease in financing expenses was primarily due lower expenses at Yes partially offset by an update in the estimated fair value of advanced payments made by the Bezeq Group to Eurocom DBS of NIS 13 million ($4 million).

Tax expenses of the Bezeq Group in the third quarter of 2017 were NIS 128 million ($36 million) compared to NIS 99 million in the corresponding quarter of 2016, an increase of 29.3%. The increase in tax expenses was due a decrease in tax expenses in the third quarter of 2016 as a result of tax adjustments in respect of prior years at Bezeq Fixed-Line.

Net profit of the Bezeq Group in the third quarter of 2017 was NIS 322 million ($91 million) compared to NIS 394 million in the corresponding quarter of 2016, a decrease of 18.3%. The decrease in net profit was due to the aforementioned reduction in revenues and increase in tax expenses.

EBITDA of the Bezeq Group in the third quarter of 2017 was NIS 980 million ($278 million) (EBITDA margin of 40.6%) compared to NIS 1.04 billion (EBITDA margin of 41.5%) in the corresponding quarter of 2016, a decrease of 5.9%.

Cash flow from operating activities of the Bezeq Group in the third quarter of 2017 was NIS 982 million ($278 million) compared to NIS 902 million in the corresponding quarter of 2016, an increase of 8.9%. The increase in cash flow from operating activities was due to changes in working capital.

Payments for investments (Capex) of the Bezeq Group in the third quarter of 2017 was NIS 353 million ($100 million) compared to NIS 349 million in the corresponding quarter of 2016.

Free cash flow of the Bezeq Group in the third quarter of 2017 was NIS 677 million ($192 million) compared to NIS 577 million in the corresponding quarter of 2016, an increase of 17.3%. The increase in free cash flow was due to the aforementioned increase in cash flow from operating activities as well as an increase in proceeds from the sale of real estate due to timing differences.

Total debt of the Bezeq Group as of September 30, 2017 was NIS 11.5 billion ($3.3 billion) compared to NIS 11.2 billion as of September 30, 2016.

Net debt of the Bezeq Group as of September 30, 2017 was NIS 9.0 billion ($2.54 billion) compared to NIS 9.4 billion as of September 30, 2016.

Net debt to EBITDA (trailing twelve months) ratio of the Bezeq Group as of September 30, 2017, was 2.29, compared to 2.31 as of September 30, 2016.

ISA Investigation: The Company has been reporting the events concerning the investigation by the Israel Securities Authority ("ISA") relating to alleged improprieties surrounding the YES -Bezeq transaction and the transaction between YES and Space Communication Ltd. As reported, the investigation appears to focus on Bezeq's 2015 acquisition of the remaining ownership interest in its satellite TV unit, YES, from its then parent company, Eurocom DBS. Following initial reports concerning the investigation, civil claims with motions to certify the claims as class action lawsuits were filed in Israel against the Company, Bezeq and others. The Company is currently evaluating the claims and its course of action.

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On November 6, 2017, the Securities Authority issued a press release indicating the conclusion of the Investigation and the transfer of the investigation file to the Tel Aviv District Attorney's Office (Taxation and Economics). The District Attorney's Office is authorized to decide on further action at their discretion.

Notes:

Convenience translation to U.S Dollars

Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.529 = US$ 1 as published by the Bank of Israel for September 30, 2017.

Use of non-IFRS financial measures

We and the Bezeq Group’s management regularly use supplemental non-IFRS financial measures internally to understand, manage and evaluate its business and make operating decisions. The following non-IFRS measures are provided in the press release and accompanying supplemental information because management believes these measurements provide consistent and comparable measures to help investors understand the Bezeq Group’s current and future operating cash flow performance and are useful for investors and financial institutions to analyze and compare companies on the basis of operating performance:

●	EBITDA - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization;
●	EBITDA trailing twelve months - defined as net profit plus income tax expenses, share of loss in equity accounted investee, net financing expenses and depreciation and amortization during last twelve months;
●	Net debt - defined as long and short term bank loans and debentures minus cash and cash equivalents and short term investments;
●	Net debt to EBITDA ratio - defined as net debt divided by the trailing twelve months EBITDA;
●	Free Cash Flow (FCF) - defined as cash from operating activities less cash used for the purchase/sale of property, plant and equipment, and intangible assets, net.

These non-IFRS financial measures may differ materially from the non-IFRS financial measures used by other companies.

We present the Bezeq Group’s EBITDA as a supplemental performance measure because we believe that it facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structure, tax positions (such as the impact of changes in effective tax rates or net operating losses) and the age of, and depreciation expenses associated with, fixed assets (affecting relative depreciation expense).

EBITDA should not be considered in isolation or as a substitute for net profit or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. In addition, EBITDA, as presented in this press release, may not be comparable to similarly titled measures reported by other companies due to differences in the way that these measures are calculated.

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Management of Bezeq believes that free cash flow is an important measure of its liquidity as well as its ability to service long-term debt, fund future growth and to provide a return to shareholders. We also believe this free cash flow definition does not have any material limitations. Free cash flow is a financial index which is not based on IFRS. Free cash flow is defined as cash from operating activities less cash for the purchase/sale of property, plant and equipment, and intangible assets, net.

Bezeq also uses net debt and the net debt to EBITDA trailing twelve months ratio to analyze its financial capacity for further leverage and in analyzing the company’s business and financial condition. Net debt reflects long and short term liabilities minus cash and cash equivalents and investments.

Reconciliations between the Bezeq Group’s results on an IFRS and non-IFRS basis with respect to these non-IFRS measurements are provided in tables immediately following the Company's consolidated results. The non-IFRS financial measures are not meant to be considered in isolation or as a substitute for comparable IFRS measures, and should be read only in conjunction with its consolidated financial statements prepared in accordance with IFRS.

About Internet Gold

Internet Gold is a telecommunications-oriented holding company which is a controlled subsidiary of Eurocom Communications Ltd. Internet Gold’s primary holding is its controlling interest in B Communications Ltd. (TASE and Nasdaq: BCOM), which in turn holds the controlling interest in Bezeq, The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). Internet Gold’s shares are traded on NASDAQ and the TASE under the symbol IGLD. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Idit Cohen - IR Manager

idit@igld.com / Tel: +972-3-924-0000

Investor relations contacts:

Hadas Friedman - Investor Relations

Hadas@km-ir.co.il/ Tel: +972-3-516-7620

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current assets
Cash and cash equivalents	2,562	725	1,012	810
Investments	562	159	1,483	1,240
Trade receivables, net	1,948	552	1,998	2,000
Other receivables	294	83	228	217
Related party	43	13	-	-
Inventory	101	29	96	106
Total current assets	5,510	1,561	4,817	4,373

Non-current assets
Trade and other receivables	520	148	641	644
Property, plant and equipment	6,974	1,976	7,042	7,072
Intangible assets	6,102	1,729	6,724	6,534
Deferred expenses and investments	557	158	483	465
Broadcasting rights	457	129	450	432
Deferred tax assets	1,014	287	1,103	1,007
Total non-current assets	15,624	4,427	16,443	16,154

Total assets	21,134	5,988	21,260	20,527

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Financial Position as at

(In millions)

	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS

Current liabilities
Bank loans and credit and debentures	963	273	2,491	2,181
Trade and other payables	1,833	519	1,611	1,661
Related party	-	-	6	32
Dividend payable	522	148	490	-
Current tax liabilities	125	35	223	138
Provisions	94	27	87	80
Employee benefits	251	71	280	315
Total current liabilities	3,788	1,073	5,188	4,407

Non-current liabilities
Bank loans and debentures	13,800	3,909	12,226	12,241
Employee benefits	260	74	237	258
Other liabilities	292	83	257	244
Provisions	48	14	47	47
Deferred tax liabilities	516	146	645	593
Total non-current liabilities	14,916	4,226	13,412	13,383

Total liabilities	18,704	5,299	18,600	17,790

Equity
Attributable to shareholders of the Company	233	66	198	194
Non-controlling interests	2,197	623	2,462	2,543
Total equity	2,430	689	2,660	2,737

Total liabilities and equity	21,134	5,988	21,260	20,527

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Internet Gold - Golden Lines Ltd.

Condensed Consolidated Statements of Income for the

(In millions, except per share data)

	Nine months period ended			Three months period ended			Year ended
	September 30,			September 30,			December 31,
	2017	2017	2016	2017	2017	2016	2016
	NIS	US$	NIS	NIS	US$	NIS	NIS

Revenues	7,331	2,077	7,580	2,415	683	2,510	10,084

Costs and expenses
Depreciation and amortization	1,590	451	1,622	537	152	539	2,161
Salaries	1,500	425	1,509	502	142	501	2,017
General and operating expenses	2,897	821	2,995	959	272	997	4,024
Other operating expenses
(income), net	(1)	-	(21)	(2)	(1)	(14)	21

	5,986	1,697	6,105	1,996	565	2,023	8,223

Operating profit	1,345	380	1,475	419	118	487	1,861

Financing expenses, net	407	115	816	119	33	455	975

Profit after financing
expenses, net	938	265	659	300	85	32	886

Share of loss in
equity-accounted investee	4	1	4	-	-	2	5

Profit before income tax	934	264	655	300	85	30	881

Income tax expenses	273	77	301	99	28	71	442

Net profit (loss) for the period	661	187	354	201	57	(41)	439

Profit (loss) attributable to:
Shareholders of the Company	42	12	(198)	18	5	(180)	(202)
Non-controlling interests	619	175	552	183	52	139	641

Net profit (loss) for the period	661	187	354	201	57	(41)	439

Earnings (loss) per share
Basic	2.21	0.63	(10.37)	0.95	0.27	(9.43)	(10.52)
Diluted	2.21	0.63	(10.37)	0.95	0.27	(9.43)	(10.52)

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Reconciliation for NON-IFRS Measures

EBITDA

The following is a reconciliation of the Bezeq Group’s net profit to EBITDA:

(In millions)	Three month period ended September 30,			Trailing twelve months ended September 30,
	2017	2017	2016	2017	2017	2016
	NIS	US$	NIS	NIS	US$	NIS

Net profit	322	91	394	1,215	344	1,428
Income tax expenses	128	36	99	562	159	534
Share of loss in equity- accounted investee	-	-	2	5	1	7
Financing expenses, net	94	27	104	433	123	308
Depreciation and amortization	436	124	442	1,696	481	1,790

EBITDA	980	278	1,041	3,911	1,108	4,067

Net Debt

The following table shows the calculation of the Bezeq Group’s net debt:

(In millions)	As at September 30,
	2017	2017	2016
	NIS	US$	NIS

Short term bank loans and credit and debentures	555	157	2,135
Non-current bank loans and debentures	10,978	3,110	9,111
Cash and cash equivalents	(2,471)	(700)	(938)
Investments	(94)	(27)	(908)

Net debt	8,968	2,540	9,400

Net Debt to Trailing Twelve Months EBITDA Ratio

The following table shows the calculation of the Bezeq Group’s net debt to trailing twelve months EBITDA ratio:

(In millions)	As at September 30,
	2017	2017	2016
	NIS	US$	NIS

Net debt	8,968	2,540	9,400

Trailing twelve months EBITDA	3,911	1,108	4,067

Net debt to EBITDA ratio	2.29	2.29	2.31

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Reconciliation for NON-IFRS Measures

Free Cash Flow

The following table shows the calculation of the Bezeq Group’s free cash flow:

(In millions)	Three month period ended September 30,
	2017	2017	2016
	NIS	US$	NIS

Cash flow from operating activities	982	278	902
Purchase of property, plant and equipment	(255)	(72)	(290)
Investment in intangible assets and deferred expenses	(98)	(28)	(59)
Proceeds from the sale of property, plant and equipment	48	14	24

Free cash flow	677	192	577

Loan to Value (LTV)

The following table shows the calculation of IGLD’s loan to value ratio:

(In millions)	As at September 30,
2017
NIS

IGLD’s unconsolidated net debt	601

Market value of B Communications shares held by IGLD	976

IGLD’s LTV	61.6%

Net Asset Value (NAV)

The following table shows the calculation of IGLD’s net asset value:

(In millions)	As at September 30,
2017
NIS

Market value of B Communications shares held by IGLD	976

IGLD’s unconsolidated net debt	601

IGLD’s NAV	375

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Designated Disclosure with Respect to the Company's Projected Cash Flows

In connection with the issuance of the Series D Debentures in 2014, we undertook to comply with the "hybrid model disclosure requirements" as determined by the Israeli Securities Authority and as described in the prospectus governing our Series D Debentures.

This model provides that in the event certain financial "warning signs" exist, and for as long as they exist, we will be subject to certain disclosure obligations towards the holders of our Series D Debentures.

In examining the existence of warning signs as of September 30, 2017, our board of directors noted that our consolidated financial statements (unaudited) as well as our separate internal (unpublished) unaudited financial information as of and for the three months period ended September 30, 2017 reflect that we had a continuing negative cash flow from operating activities of NIS 1 million in the third quarter of 2017.

The Israeli regulations provide that the existence of a continuing negative cash flow from operating activities could be deemed to be a "warning sign" unless our board of directors determines that the possible "warning sign" does not reflect a liquidity problem.

Such continuing negative cash flow from operating activities results from the general operating expenses of the Company of NIS 1 million in the third quarter of 2017 and due to the fact that the Company, as a holding company, does not have any cash inflows from operating activities. Our main source of cash inflows is generated from dividends (classified as cash flow from investing activities) or debt issuances (classified as cash flow from financing activities). We did not have any such inflows in the third quarter of 2017.

Such continuing negative cash flow from operating activities does not effect our liquidity in any manner. Our board of directors reviewed our financial position, outstanding debt obligations and our existing and anticipated cash resources and uses and determined that the existence of the continuing negative cash flow from operating activities, as mentioned above, does not reflect a liquidity problem.

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Internet Gold’s Unconsolidated Balance Sheet

(In millions)	September 30,	September 30,	September 30,	December 31,
	2017	2017	2016	2016
	NIS	US$	NIS	NIS
Current assets
Cash and cash equivalents	20	6	64	48
Short-term investments	177	50	313	334
Total current assets	197	56	377	382

Non-current assets
Investment in an investee (*)	834	236	757	758

Total assets	1,031	292	1,134	1,140

Current liabilities
Current maturities of debentures	183	51	130	130
Other payables	2	1	9	21
Total current liabilities	185	52	139	151

Non-current liabilities
Debentures	613	174	797	795

Total liabilities	798	226	936	946

Total equity	233	66	198	194

Total liabilities and equity	1,031	292	1,134	1,140

(*) Investment in B Communications.

Unconsolidated figures as of September 30, 2017:

●	Unconsolidated total equity represents 22.6% of unconsolidated total balance sheet.
●	Unconsolidated LTV ratio is 61.6%.
●	The ratio of cash and cash equivalents plus short-term investments plus dividend receivable from B Communication and market value of B Communications shares over the control permit (approximately 14.78% of B Communications outstanding shares) to unconsolidated current maturities of debentures is 2.27.
●	Internet Gold’s NAV is NIS 375 million.

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